Hello Investor,

Thank you for your investment in Neurocarrus! We appreciate your support to develop a new non addictive pain drug that will improve the life of pain sufferers and help fight the opioid epidemic. We are contacting members of our private network to let you know that in response to our latest and highly positive results (see below), Neurocarrus has started its second crowdfund raise on the Wefunder platform. The new raise will again be applied towards operations costs while other expenses will be covered by nondilutional federal and state sources. If you are interested in making an additional investment, please respond to this email. If we reach our goal of $50,000, we can proceed onward to a public phase through Wefunder potentially targeting a total raise of $680K.

Neurcarrus just learned that our third scientific publication will be published, in a top journal called Scientific Reports (Nature). We believe in sharing our progress with the public and allowing our studies to be fully critiqued by pain experts. The publication reports the preclinical (animal studies) finding that N-001 worked better than the competitor control drug during surgery by both direct and remote (nerve block) administration. Success as a nerve block drug means N-001 is compatible with conventional surgery. The publication also reports that N-001 was pharmacologically safe across a range of doses. Importantly, after repeated doses, the drug remained active opening the door for chronic pain treatment. These studies were done with our collaborators at the Stanford Medical School and the Palo Alto Veterans Affairs.

The timing of this raise will complement highly anticipated additional non-dilutional funding from the National Institutes of Health in the form of a Phase II SBIR proposal for $3M. Neurocarrus received an excellent score on a previous submission with a notice of deferred funding dependent on budget. Non-dilutive funding is a positive for both the company and previous investors as it allows current equity in the company to retain value even with additional company growth. If we receive the non-dilutive funding this summer, it will allow Neurocarrus to file an Investigational New Drug (IND) application in 18 months that is required to begin clinical trials.

For the new raise, we will used what is now a conventional Special Purpose Vehicle (SPV) where a lead investor will partner with Neurocarrus combined with all other investments. This individual does not have to make the largest investment in the raise but is expected to take a role in the company's decisions. If you are interested in being the lead investor, please let us know.

Best Wishes,
Paul

Paul Blum, CEO
Neurocarrus Inc
402-304-3669
paul@neurocarrus.com
https://neurocarrus.com/